Exhibit 99.1

FARM BUREAU PROPERTY & CASUALTY AND IOWA FARM BUREAU FEDERATION TO TAKE FBL FINANCIAL GROUP PRIVATE FOR $56.00 PER SHARE

WEST DES MOINES, Iowa – January 11, 2021 – Farm Bureau Property & Casualty Insurance Company (“FBPCIC”) and FBL Financial Group, Inc. (NYSE: FFG) (“FBL Financial Group” or “the Company”) today announced that they have reached a definitive agreement under which FBPCIC will acquire all of the outstanding shares of FBL Financial Group Class A and Class B common stock that neither FBPCIC nor the Iowa Farm Bureau Federation (“IFBF”) currently own for $56.00 per share in cash. Following the unanimous recommendation of the Special Committee of the FBL Financial Group, Inc. Board made up of independent and unaffiliated directors, the transaction was unanimously approved by FBL Financial Group’s Board of Directors.

The per share purchase price represents a 50% premium to FBL Financial Group’s unaffected closing share price of $37.25 on September 3, 2020, and a 19% premium to FBPCIC’s initial proposal of $47.00 per share on September 4, 2020, and a 56% premium to the Company’s unaffected 90-day volume-weighted average price as measured on September 3, 2020. Based on the agreed price of $56.00 per share for Class A common stock and Class B common stock not owned by FBPCIC or IFBF as of January 8, 2021, the aggregate cash purchase price is approximately $528 million.

In making its recommendation, the Special Committee, with advice from independent financial and legal advisors, conducted a detailed review of FBPCIC’s offer. Among other factors, the Special Committee evaluated the offer relative to the Company’s standalone prospects, including management’s expectation for adjusted operating income of $88 - $92 million in 2020 and its projection for adjusted operating income of $96.9 million in 2021; an appraisal valuation produced by a leading actuarial firm; and taking into consideration feedback received from several minority shareholders.

“The Special Committee’s focus has been on maximizing value for FBL Financial Group’s unaffiliated shareholders, and this transaction delivers immediate cash value to them at a significant premium," said Paul Larson, Chairman of the Special Committee of the FBL Financial Group Board of Directors. “The agreement announced today follows several rounds of rigorous negotiation during which FBPCIC increased its offer multiple times and agreed the Company should continue to pay its regular quarterly dividend through closing – both of which represent material value increases. Based on the unanimous recommendation of the Special Committee and deep knowledge of the Company, the FBL Financial Group Board unanimously concluded that this transaction is the best way to deliver maximum and certain value to our unaffiliated shareholders. FBPCIC has been a long-term partner of FBL Financial and shares our dedication to protecting the livelihoods and futures of our customers, and we are confident that this transaction is in the best interest of unaffiliated shareholders.”

“FBL Financial Group and its affiliated companies make up a superb organization,” said Richard Felts, Chairman of the Board of FBPCIC. “We look forward to supporting its future as a private company, and to continue working to grow and strengthen the organization’s relationships with its customers and communities.”

Additional information about the transaction and its rationale may be found in an Investor Presentation deck that is being filed by FBL Financial Group with the SEC on Form 8-K contemporaneously with this release.

Approvals

The transaction is subject to the receipt of regulatory and FBL Financial Group shareholder approval, including approval from a majority of unaffiliated FBL Financial Group shareholders, and the satisfaction of specified closing conditions. Specifically, the terms require approval of (i) a majority of the shares of the outstanding FBL Financial Group Class A common stock and Series B preferred stock, voting together as a single class; (ii) a majority of the outstanding shares of FBL Financial Group Class B common stock; and (iii) a majority of all outstanding FBL Financial Group common stock not owned by FBPCIC and its affiliates, IFBF and its affiliates, or their respective directors and officers. IFBF owns 100% of the shares of outstanding Series B preferred stock of FBL Financial Group and will cause those shares to be voted in favor of the transaction.

Transaction Details

Closing is expected in the first half of 2021, subject to the receipt of regulatory and FBL Financial Group shareholder approval and the satisfaction of specified closing conditions. Upon closing, all shareholders of FBL Financial Group other than FBPCIC and IFBF will receive the same per share cash consideration for their shares. IFBF will contribute its FBL common stock to a newly-formed subsidiary of FBPCIC (which will merge with and into FBL Financial Group in the merger, with FBL Financial Group continuing as the surviving corporation) and will retain an ownership stake in the surviving corporation commensurate with its aggregate percentage ownership of Class A and Class B common stock of FBL Financial Group as of immediately prior to the consummation of the transaction. The transaction is not subject to a financing condition.

Upon completion of the transaction, IFBF will continue to be the majority owner of the Company, and FBL Financial Group common stock will cease trading on the New York Stock Exchange.

Advisors

Barclays Capital Inc. served as financial advisor to the Special Committee of the Board of Directors of FBL Financial Group, and Sidley Austin LLP as its legal advisor. Milliman was also engaged to provide an independent actuarial appraisal of FBL Financial Group to support the Special Committee’s evaluation and negotiation process.

Goldman Sachs & Co. LLC served as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP served as legal advisor to FBPCIC.

Reconciliation of Net Income to Adjusted Operating Income to Common Shareholders

($ in millions)	2019	2020E			2021E
	Actual	Expected Range			Projection
Net income attributable to FBL Financial Group, Inc	$126.2	$65.8	-	$69.8	$85.9
Net income adjustments:
Realized losses on investments(1,2)	$(5.8)	$17.5		$17.5	$11.1
Change in net unrealized gains/losses on derivatives	(2.7)	4.9		4.9	--
Adjusted operating income(3)	$117.7	$88.2	-	$92.2	$97.0
Less: Dividends to series B preferred stock	(0.2)	(0.2)		(0.2)	(0.2)
Adjusted operating income to common shareholders	$117.5	$88.0	-	$92.0	$96.9

1.	Realized losses on investments are presented net of income taxes at a rate of 21% for 2021 and the fourth quarter of 2020.

2.	Net of adjustments, as applicable, to amortization of unearned revenue reserves, deferred acquisition costs, value of insurance inforce acquired, interest sensitive policy reserves and income taxes attributable to these items.

3.	FBL Financial Group consistently utilizes adjusted operating income, a financial measure common in the life insurance industry that is not prepared in accordance with U.S. generally accepted accounting principles (GAAP), as a primary economic measure to evaluate its financial performance. Adjusted operating income consists of net income attributable to FBL Financial Group adjusted to exclude the initial impact of changes in federal statutory income tax rates and tax laws, transaction costs relating to the proposed go-private transaction, realized gains and losses on investments, and the change in net unrealized gains and losses on derivatives and equity securities, which can fluctuate greatly from period to period. These fluctuations make it difficult to analyze core operating trends. In addition, for derivatives not designated as hedges, there is a mismatch between the valuation of the asset and liability when deriving net income (loss). Specifically, call options relating to indexed business are one-year assets while the embedded derivatives in the indexed contracts represent the rights of the contract holder to receive index credits over the entire period the indexed annuities are expected to be in force. This non-GAAP measure is used for goal setting, determining short-term incentive compensation and evaluating performance on a basis comparable to that used by many in the investment community. FBL Financial Group believes the combined presentation and evaluation of adjusted operating income provides information that may enhance an investor's understanding of FBL Financial Group's underlying results and profitability.

About FBL Financial Group

FBL Financial Group is a holding company with the purpose to protect livelihoods and futures. Operating under the consumer brand name Farm Bureau Financial Services, its affiliates offer a broad range of life insurance, annuity and investment products distributed by multiline exclusive Farm Bureau agents. Helping complete the financial services offering, advisors offer wealth management and financial planning services. In addition, FBL Financial Group manages all aspects of two Farm Bureau affiliated property-casualty insurance companies for a management fee. Headquartered in West Des Moines, Iowa, FBL Financial Group is traded on the New York Stock Exchange under the symbol FFG. For more information, please visit www.fblfinancial.com and www.fbfs.com.

About Farm Bureau Property & Casualty Insurance Company

Farm Bureau Property & Casualty Insurance Company is an indirect subsidiary of Farm Bureau Mutual Holding Company. The company was formed in 1939 to write automobile insurance in Iowa. Today, Farm Bureau Property & Casualty Insurance Company and its subsidiary insurance company serve in excess of 360,000 Farm Bureau client/members in eight Midwest and Western states through a network of approximately 1,000 exclusive multi-line agents and agency managers, offering a full line of personal and commercial property-casualty insurance products.

Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information). When we use words such as “anticipate,” “intend,” “plan,” “seek,” “believe,” “may,” “could,” “will,” “should,” “would,” “could,” “estimate,” “continue,” “predict,” “potential,” “project,” “expect,” or similar expressions, we do so to identify forward-looking statements.  Forward-looking statements are based on current expectations that involve assumptions that are difficult or impossible to predict accurately and many of which are beyond our control, including general economic and market conditions, industry conditions, operational and other factors. Actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain the requisite shareholder or regulatory approval for the proposed transaction or the failure to satisfy other conditions to completion of the proposed transaction; the risk that shareholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; risks that the proposed transaction disrupts current plans and operations; the ability to recognize the benefits of the transaction; the amount of the costs, fees, and expenses and charges related to the transaction; change in interest rates; changes in laws and regulations; differences between actual claims experience and underwriting assumptions; relationships with Farm Bureau organizations; the ability to attract and retain sales agents; adverse results from litigation; and the impact of the COVID-19 pandemic and any future pandemics. Additional information about these risks and uncertainties, as well as others that may cause actual results to differ materially from those projected, is contained in FBL Financial Group’s filings with the SEC, including FBL Financial Group’s Annual Report on Form 10-K and FBL Financial Group’s quarterly reports on Form 10-Q. The statements in this communication speak only as of the date of this communication and we undertake no obligation or intention to update or revise any forward-looking statement, whether as a result of new information, changes in assumptions, future developments or otherwise, except as may be required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, FBL Financial Group will file with the SEC a proxy statement on Schedule 14A and will file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement or any other document that FBL Financial Group may file with the SEC. INVESTORS IN, AND SECURITY HOLDERS OF, FBL FINANCIAL GROUP ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the proxy statement (when available) and other documents filed with the SEC by FBL Financial Group through the web site maintained by the SEC at www.sec.gov or by contacting the individuals listed below.

Participants in the Solicitation

FBL Financial Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding FBL Financial Group’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in FBL Financial Group’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended. A more complete description will be available in FBL Financial Group’s proxy statement on Schedule 14A (when available). You may obtain free copies of these documents as described in the preceding paragraph.

Contacts

FBL Financial Group:

Media: Bryan Locke and Lindsay Molk Sard Verbinnen & Co FBLFinancial-SVC@sardverb.com	Investors: Kathleen Till Stange Vice President Corporate & Investor Relations Kathleen.TillStange@FBLFinancial.com

Farm Bureau Property & Casualty Insurance Company

Nancy Wiles Marketing Communications Vice President Nancy.Wiles@FBFS.com